

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 29, 2016

Peter Holst
Chief Executive Officer
Glowpoint, Inc.
1776 Lincoln Street, Suite 1300
Denver, CO 80203

      Re: Glowpoint, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed March 17, 2016
             File No. 001-35376

Dear Mr. Holst:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report filed on Form 10-K

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations, page 17

1.   We note your disclosure that 24% of the decrease of revenue in video collaboration services is attributed to net attrition of customers and "other factors." In your future filings, please disclose the other factors that lead to material decreases in revenue.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 13</u>

2.   You state that Messrs. Holst and Clark are entitled to equity compensation based on the achievement of the Company's financial targets over a period of three-years. In future filings, please discuss within this section the quantitative/objective performance targets and threshold levels that the compensation committee has set for this compensation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications